Exhibit 99.2 ____________________________________ ANNOUNCEMENTS ____________________________________ FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a – 16 or 15d – 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom ____________________________________ Update — Routine announcements in the period to 14 August 2019 ____________________________________

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.08.08 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.357 15 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.08.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.08.08

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.357 18

d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.08.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.08.08

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.357 18

d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.08.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.08.08

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.357 18

d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.08.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.08.08

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Monthly purchase of securities under the National Grid Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $43.9418 42.2918 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.08.01 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Megan Barnes Date of notification: 2019.08.05

1 August 2019 National Grid plc (National Grid) Voting Rights and Capital Update National Grid's registered capital as at 31 July 2019 consisted of 3,687,483,073 ordinary shares, of which, 272,504,511 were held as treasury shares; leaving a balance of 3,414,978,562 shares with voting rights. The figure of 3,414,978,562 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Contact: Z Burnell, Company Secretarial Assistant, (0207 004 3227).

Publication of Prospectus The following prospectus has been approved by the Financial Conduct Authority and is available for viewing: Prospectus dated 30 July 2019 (the “Prospectus”) for the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme To view the full document, please paste the following URL into the address bar of your browser: http://www.rns-pdf.londonstockexchange.com/rns/2549H_1-2019-7-30.pdf A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/ For further information, please contact: Kwok Liu Global Capital Markets National Grid plc 1-3 Strand London WC2N 5EH Tel: +44 (0) 20 7004 3367 Fax: +44 (0) 20 7004 3363 Gemma Stokes Media Relations National Grid plc Warwick House Warwick Technology Park Gallows Hill Warwick CV34 6DA Tel: +44 (0) 7974 198333 Fax: +44 (0)1926 655272 DISCLAIMER - INTENDED ADDRESSEES Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein. Your right to access this service is conditional upon complying with the above requirement.

25 July 2019 National Grid plc ('National Grid') National Grid Electricity Transmission plc National Grid Gas plc Publication of Annual Reports and Accounts - Group Companies with Listed Debt In June 2019, in accordance with Listing Rule 9.6.1R, National Grid confirmed it had issued its Annual Report and Accounts 2018/19 to shareholders and had made them available for public inspection at the UK Listing Authority's document viewing facility - the National Storage Mechanism (NSM) - situated at: www.morningstar.co.uk/uk/NSM We confirm that the Annual Reports in respect of the following National Grid Group subsidiary companies with listed bonds have been issued to shareholders. National Grid Electricity Transmission plc National Grid Gas plc In accordance with Listing Rule 17.3.1, we confirm that copies of the above Annual Reports have also been submitted to and will shortly be available for public inspection at the NSM. Copies of the all the above documents are also available electronically on the National Grid website at: www.nationalgrid.com Contact: Megan Barnes, Senior Assistant Company Secretary 0207 004 3325

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Long Term Performance Plan on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.07.15 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities in respect of the LTPP 2016 award. c) Price(s) and volume(s) Price(s) Volume(s) NIL 70,571 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2019.07.10 f) Place of the transaction Outside a trading venue 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Shares sold in respect of statutory deductions in respect of the LTPP 2016 award. c) Price(s) and volume(s) Price(s) Volume(s) 8.4210 GBP 33,285 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.07.11 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.07.15

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities in respect of the LTPP 2016 award. c) Price(s) and volume(s) Price(s) Volume(s) NIL 28,819 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.07.10 f) Place of the transaction Outside a trading venue

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Shares sold in respect of statutory deductions in respect of the LTPP 2016 award. c) Price(s) and volume(s) Price(s) Volume(s) 8.4210 GBP 13,593 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.07.11 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.07.15

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities in respect of the LTPP 2016 award. c) Price(s) and volume(s) Price(s) Volume(s) NIL 277,404 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.07.10 f) Place of the transaction Outside a trading venue

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Shares sold in respect of statutory deductions in respect of the LTPP 2016 award. c) Price(s) and volume(s) Price(s) Volume(s) 8.4210 GBP 130,838 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.07.11 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.07.15

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities in respect of the LTPP 2016 award. c) Price(s) and volume(s) Price(s) Volume(s) NIL 118,405 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.07.10 f) Place of the transaction Outside a trading venue

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Shares sold in respect of statutory deductions in respect of the LTPP 2016 award. c) Price(s) and volume(s) Price(s) Volume(s) 8.4210 GBP 55,846 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.07.11 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.07.15

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Dean Seavers 2 Reason for the notification a) Position/status Executive Director, US b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Acquisition of securities in respect of the LTPP 2016 award. c) Price(s) and volume(s) Price(s) Volume(s) NIL 38,394 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.07.10 f) Place of the transaction Outside a trading venue

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Shares sold in respect of statutory deductions in respect of the LTPP 2016 award. c) Price(s) and volume(s) Price(s) Volume(s) $52.736 15,957 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.07.11 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.07.15